

September 14, 2016

Patrick J. Dooley
General Counsel
Corvex Management LP
667 Madison Avenue
New York, NY 10065

> **Re: The Williams Companies, Inc.**
> **Definitive Additional Soliciting Materials filed by Corvex Management LP,**
> **Keith Meister, Corvex Master Fund, LP, Corvex GP LP, Matthew Ailey,**
> **James H. Gemmel, Michael Goldberg, Malcom Levine, Keith Nunziata,**
> **Rizwan Sabar, Keith Schaitkin, Benjamin Silver and Eric VandeVorde**
> **Filed September 12, 2016**
> **File No. 001-04174**

Dear Mr. Dooley:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to the participants' facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note the statement that "… the pro forma company would be the 3rd largest energy company in North America with an enterprise value in excess of $130bn and consolidated EBITDA of greater than $10bn" and the valuations included in subparagraph (1). Please provide us with the basis and methodologies used in calculating such valuations under Rule 14a-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3503 with any other questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Jeff Kochian, Esq.
        Akin Gump Strauss Hauer & Feld LLP